

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2026

Peter Beetham
Interim Chief Executive Officer
Cibus, Inc.
6455 Nancy Ridge Drive
San Diego, CA 92121

    Re: Cibus, Inc.
       Registration Statement on Form S-3
       Filed May 15, 2026
       File No. 333-295954

Dear Peter Beetham:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Margaret Sawicki at 202-551-7153 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Industrial Applications and Services

cc: Peter Devlin, Esq.